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Employee-owned
Orange Bike Brewing Company

Brewery

31 Diamond St.
Portland, ME 04101
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Early Investor Bonus: The investment multiple is increased to 1.6× for the next $100,000 invested.
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THE PITCH
Orange Bike Brewing Company is seeking investment to bring Portland and the greater New England community the best-in-class Gluten-Free Beer imaginable.
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OUR STORY

Orange Bike is on a quest to produce world class beer, that is also proudly gluten-free, and to create a mission-oriented business focused on the triple bottom line — social, environmental, and financial good.

Secured $1/25M+ in funding to date
9 Beer portfolio in place
In our first initiative to use business as a "force for good," we raised $128,000 for the Quality Housing Coalition
Opening our doors at 31 Diamond Street in Q3 2023
Launching this MainVest community round to enable participation for the greater Portland community
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PRESS
Maine Venture Fund Invests in Orange Bike Brewing Company

Indiana University Venture Fund/IU Angels Invests in Alumni Founded Sustainability Focused Brewery

MaineBiz: On the Record: Tom Ruff Aims to Drive Purpose at Orange Bike

NPR Maine Calling Maine Public Innovative Trends in Maine's Beer Scene

The industry adapts and innovates with sustainability efforts, gluten free, non-alcohol offerings, tasting rooms, novel packaging and expanded styles.

Portland Food Map First to Announce Orange Bike Brewing Company to the Public

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OUR MISSION
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THE PROBLEM
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TAPPING INTO A $3B REGIONAL MARKET OPPORTUNITY

The Global Gluten-free Beer market is projected to grow at a CAGR of 14.9% and reach USD 651.6 million by the end of 2023 and the Northeast market is underserved, creating a first mover opportunity rolled out in 3 stages.

Launch: Break into the fast-growing gluten-free beer segment... currently growing at 14.9%.

Lead: Establish OBB as the Northeast market leader – Only 19 Dedicated GF Breweries in US, but 85% are western US.

Dominate: Dominate Build market share dominance with "first-mover" advantage before competition/Big Beer

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THE TEAM

Tom Ruff

Founder/CEO, Founder Tom Ruff Executive Search (32 years, exit)

Neil Spillane

COO, Co-founder Fork Food Lab Former CEO & CFO Urban Farm Fermentory

Alan Pugsley

Master Brewer, Recipe Formulation, Co-founder Shipyard

Jason Kissinger

Head Brewer, Davidson Brothers

Zeke Callanan

General Counsel, Opticliff Law

Ryan D'Wolff Munro

Tom's Mentor, SCORE Portland, Goldman Sachs, DoorDash, Brewery Owner, Brewer

Ren Navarro

Advisor, Diversity Consultant

Jason Wadler

Advisor, Founder LeapFrog

Lauren Glennon

Advisor, MECA&D

Meg Batterson

Advisor, LCSW Columbia Social Worker

Josh Benthien

Advisor, Founder Northland Partners

Dr. Ikechukwu Ndu

Advisor, USM Business School

Ken Berlin

Advisor, Founder PearHead

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MAY 5, 2021

Orange Bike Brewing Company idea is born *Founder's birthday

MAY 10, 2021

Head Brewer, Brienne Allen shares stories of discrimination in the beer industry and the beginning of the #metoo movement within craft beer begins. OBB shifts to a mission driven brewery with a focus on racial justice, diversity, equity, inclusion and accessibility

JUNE 2021

Legendary Master Brewer, Alan Pugsley joins team Orange Bike Brewing

OCTOBER 2021

Alan Puglsey completes his first three gluten-free beer recipes for OBB

DECEMBER 2021

Beer Industry Diversity Consultant, Ren Navarro of B. Diversity, joins team Orange Bike Brewing

JANUARY 2022

Secured and purchased a historic Peter Austin 10BBL Brewhouse from England

MARCH 2022

Alan Pugsley completes his next three gluten-free beer recipes for OBB, 6 total beers

APRIL 2022

Former Fork Food Lab founder, CEO and former Urban Farm Fermentary, CEO & COO, Neil Spillane joins Orange Bike Brewing as the new COO

MAY 5, 2022

Orange Bike Brewing Company signs the lease for future home of Orange Bike Brewing Company at 31 Diamond Street, in the heart of East Bayside, Portland Maine (new to Austin Street, Rising Tide, Belleflower, Apres, Tandem Coffee, Whole Foods and Trader Joes

MAY 2022

United States Patent and Trademark Office issues initial trademark approval for Orange Bike Brewing Company

JULY 2022

OBB Approved for Maine Seed Capital Tax Credit Program & Signed Design Contract with Caleb Johnson Studio and Woodhull of Maine

SEPT 2022

Alan Puglsey completes 3 more gluten-free beer recipes for OBB (9 total)

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MAINE VENTURE FUND X ORANGE BIKE BREWING COMPANY
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ORANGE BIKE BREWING COMPANY: ON THE PATH TO B CORP. B LAB U.S. & CANADA INTERVIEWS ORANGE BIKE BREWING & THE UNIVERSITY OF NEW HAMPSHIRE'S B IMPACT CLINIC
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What role do higher education impact clinics play in B Corp Certification? B Lab U.S. & Canada is joined by the University of New Hampshire's Impact Clinic and Tom Ruff of Orange Bike Brewing to discuss the clinic's impact on the B Corp community, the certification process, the hiring pipeline, and the influence of sustainability on the greater community! Panelist: - Caroline Cavalieri (UNH graduate & Peer Mentor) - Tom Ruff (owner of Orange Bike Brewing) - Jeremy Pare (Sustainability Consultant) - Fiona Wilson (Director of Sustainability Institute, University of New Hampshire)

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CORE VALUES
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THE WHY
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DIFFERENTIATORS

Why does it taste so good?

Brewed only with gluten-free super grains: millet, buckwheat, quinoa, oats, and brown rice
No sorghum, syrups, added sugars, or extracts
Brewed with historical Peter Austin System in the traditional manner
Maine's Sebago Lake Water provides an unmatched base ingredient. It is one of only 50 water supplies in the United States so pure that it needs no filtration before treatment. Beer is 90-95% water
Well balanced, lighter and lower alcohol
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X-Factor: Alan Pugsley

All OBB recipes exclusively formulated by world class Master Brewer Alan Pugsley
Opened over 100 internationally recognized breweries including Magic Hat, Long Trail and Shipyard
3-year exclusive contract for gluten-free beer in Maine
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ALAN PUGSLEY'S COMPLETED BREWERY PROJECT LIST – THE "JOHNNY APPLESEED" OF CRAFT BEER
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WHAT PEOPLE ARE SAYING

"We've been saying that 'craft beer is for everyone' and as our industry matures, it's great to see new entrants to the market who are creating a home for a whole new community of people."

Sean Sullivan ED Maine Brewer's Guild

"Your beers are better than 95% of the craft beers [with gluten] I've had in the last several months. Your Helles Lager could be the best one I've ever tasted. You would never know they are gluten-free."

Sean Sullivan, Founder & Executive Director Maine Brewer's Guild (14 yrs)

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Data Room
Intended Use of Funds
Target Raise
Maximum Raise
Operating Capital $15,000
Marketing $10,000
Sales Distribution $12,300
Mainvest Compensation $2,700
Total $40,000
Financial Forecasts

	Year 1	Year 2	Year 3	Year 4	Year 5
Gross Sales	$982,240	$1,533,025	$2,285,960	$2,400,257	$2,472,265
Cost of Goods Sold	$262,990	$475,805	$883,285	$920,000	$947,000
Gross Profit	$719,250	$1,057,220	$1,402,675	$1,480,257	$1,525,265

EXPENSES

Rent	$69,000	$71,070	$73,202	$74,305	$76,162
Real Estate Operations	$8,400	$8,652	$8,912	$9,045	$9,271
Salaries/Payrol	$234,081	$394,241	$603,891	$700,000	$750,000
Advertising	$14,000	$42,000	$105,000	$124,000	$150,000
Car and Expenses	$15,800	$19,750	$25,675	$31,000	$34,000
Repairs & Maintenance	$4,000	$4,100	$4,202	$4,307	$4,414
Legal & Professional Fees	$4,000	$4,100	$4,202	$4,307	$4,414
License	$840	$1,722	$3,272	$6,142	$8,450
Office Expenses	$3,550	$3,638	$3,728	$3,821	$3,916
Travel and Entertainment	$3,550	$4,615	$6,230	$8,430	$9,513
Keg Lease	$3,891	$3,988	$4,087	$4,189	$4,293
G&A	$6,000	$6,150	$6,303	$6,460	$6,621
Operating Profit	$352,138	$493,194	$553,971	$504,251	$464,211

This information is provided by Orange Bike Brewing Company. Mainvest never predicts or projects performance, and has not reviewed or audited this financial forecast. Please see below for additional risk disclosures.
Documents
Investor Agreement
2022 Balance Sheet
2022 Income Statement
Orange Bike Brewing Executive Summary v2.0.docx.pdf
OBB Pitch Deck v3.0 7.28.22.pptx.pdf

OBB_Top_Gun_Deck.pptx.pdf
OBB Top Gun Judges One-Pager_LO1.pdf
Investment Round Status
Target Raise $40,000
Maximum Raise $124,000
Amount Invested $0
Investors 0
Investment Round Ends October 13th, 2023
Summary of Terms
Legal Business Name ORANGE BIKE BREWING COMPANY
Investment Structure Revenue Sharing Note
Early Investor Bonus
Investment multiple for the first $100,000 invested
1.6×
Investment Multiple 1.5×
Business's Revenue Share 0.5%-1.6%
Minimum Investment Amount $100
Repayment Schedule Quarterly
Securitization None
Maturity Date December 31st, 2030
Financial Condition
No operating history

Orange Bike Brewing Company was established in February 2022. Accordingly, there are limited financial statements and information for investors to review. When evaluating this investment opportunity, investors should consider factors outlined in the risk section as well.

Risk Factors
You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of Orange Bike Brewing Company to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

Limited Services

Orange Bike Brewing Company operates with a very limited scope, offering only particular services to potential clients, making them vulnerable to changes in customer preferences.

Lack of Accounting Controls

Larger companies typically have in place strict accounting controls. Smaller companies typically lack these controls, exposing themselves to additional risk.

Competition

The market in which we operate is highly competitive and could become increasingly competitive with new entrants in the market. Orange Bike Brewing Company competes with many other businesses, both large and small, on the basis of quality, price, location, and customer experience. Changes in customer preference away from Orange Bike Brewing Company's core business or the inability to compete successfully against the with other competitors could negatively affect Orange Bike Brewing Company's financial performance.

Reliance on Management

As a securities holder, you will not be able to participate in Orange Bike Brewing Company's management or vote on and/or influence any managerial decisions regarding Orange Bike Brewing Company. Furthermore, if the founders or other key personnel of Orange Bike Brewing Company were to leave Orange Bike Brewing Company or become unable to work, Orange Bike Brewing Company (and your investment) could suffer substantially.

Financial Forecasts Risks

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which Orange Bike Brewing Company and the key persons will have no control. Changes in assumptions or their underlying facts could significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes. Consequently, there can be no assurance that the actual operating results will correspond to the forecasts provided herein. Additionally, Orange Bike Brewing Company is a newly established entity and therefore has no operating history from which forecasts could be projected with.

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.

The Company Might Need More Capital

Orange Bike Brewing Company might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If Orange Bike Brewing Company is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

Changes in Economic Conditions Could Hurt Orange Bike Brewing Company

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect Orange Bike Brewing Company's financial performance or ability to continue to operate. In the event Orange Bike Brewing Company ceases operations due to the foregoing factors, it can not guarantee that it will be able to resume operations or generate revenue in the future.

No Registration Under Securities Laws

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither Orange Bike Brewing Company nor the Notes will be subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information

Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, it is possible that you would make a different decision if you had more information.

Lack of Ongoing Information

Orange Bike Brewing Company will be required to provide some information to investors for at least 12 months following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and Orange Bike Brewing Company is allowed to stop providing annual information in certain circumstances.

Uninsured Losses

Although Orange Bike Brewing Company will carry some insurance, Orange Bike Brewing Company may not carry enough insurance to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at a reasonable cost. Therefore, Orange Bike Brewing Company could incur an uninsured loss that could damage its business.

Changes in Laws

Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consumer protection laws, securities laws, antitrust laws, and health care laws, could negatively affect Orange Bike Brewing Company's financial performance or ability to continue to operate. Specifically, any additional regulation on the industry could significantly negatively affect the business.

Conflict of Interest With Companies and Their Management

In many ways, your interests and the interests of Orange Bike Brewing Company's management will coincide: you both want Orange Bike Brewing Company to be as successful as possible. However, your interests might be in conflict in other important areas, including these: You might want Orange Bike Brewing Company to act conservative to make sure they are best equipped to repay the Note obligations, while Orange Bike Brewing Company might prefer to spend aggressively to invest in the business. You would like to keep the compensation of managers low, while managers want to make as much as they can.

Future Investors Might Have Superior Rights

If Orange Bike Brewing Company needs more capital in the future and takes on additional debt or other sources of financing, the new investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

The Company is Not Subject to the Corporate Governance Requirements of the National Securities Exchanges

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with Orange Bike Brewing Company or management), which is responsible for monitoring Orange Bike Brewing Company's compliance with the law. Orange Bike Brewing Company will not be required to implement these and other investor protections.

You Have a Limited Upside

Notes include a maximum amount you can receive. You cannot receive more than that even if Orange Bike Brewing Company is significantly more successful than your initial expectations.

You Do Have a Downside

Conversely, if Orange Bike Brewing Company fails to generate enough revenue, you could lose some or all of your money.

Payments and Return Are Unpredictable

Because your payments are based on the revenue of Orange Bike Brewing Company, and the revenue of Orange Bike Brewing Company can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the payments are unpredictable, so is your ultimate return.

The Notes Are Unsecured and Uninsured

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

Subordination

The Notes shall be subordinated to all indebtedness of Orange Bike Brewing Company to banks, commercial finance lenders, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

Lack of Guaranty

The Notes are not personally guaranteed by any of the founders or any other person.

Limitation of Individual Rights in Event of Default

In the event of a default under the Notes, you will not be able to enforce your rights individually (for example, by bringing a lawsuit). Instead, a representative will be appointed according to the procedures set forth in the Note Indenture. It's possible that you will not like the representative, or that the representative will do things you believe are wrong or misguided. If an event of default has occurred and a representative has been appointed, all of the representative's reasonable expenses must be paid before any further payments are made with respect to the Notes.

COVID-19 Impact

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or continue operations. If operations are ceased due to COVID-19 restrictions, the Company can not guarantee that it will resume operations in the future.

Limited Operating History

Orange Bike Brewing Company is a newly established entity and has no history for prospective investors to consider.

This information is provided by Orange Bike Brewing Company. Mainvest never predicts or projects performance, and has not reviewed or audited this information. For additional information, review the official Form C filing with the Securities and Exchange Commission on the EDGAR website. This is a preview. It will become public when you start accepting investment.

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